United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED DEBT FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	99-0684868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”).

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

General

Arrived Debt Fund, LLC is a Delaware limited liability company, formed on December 21, 2023 to invest in and manage a diversified portfolio of residential real estate loans as well as residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We have elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 9 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act, although we do not intend to do so. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We are offering up to $32,050,000 in our common shares, which represents the value of the shares available to be offered as of May 14, 2025 out of the rolling 12-month maximum offering amount of $75 million of our common shares taking into account $42.9 million shares sold over the prior 12-month period. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2025 and 2024, we have raised cumulative gross offering proceeds of approximately $48.7 million and $5.47 million, respectively, from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in this offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (May 16, 2024)	$10.00	Initial period
January 25, 2025	$10.00	Form 1-U
April 25, 2025	$10.02	Form 1-U
July 25, 2025	$10.01	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For further details, please see Note 6, Members’ Equity – Distributions in our financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of June 30, 2025 and 2024, approximately 36,632 and 0 shares, respectively, had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $366,320 and $0, respectively Redemptions for the six months ended June 30, 2025 and 2024 have primarily been paid out of our free cash flow.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from our free cash flow from interest payments on our loan portfolio. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Operating Results

For the six months ended June 30, 2025 and 2024, we had a total net gain of approximately $1.25 million and a net loss of approximately $77,303, respectively.

Revenues

For the six months ended June 30, 2025 and 2024, we earned revenue of approximately $1.87 million and $33,404, respectively.

Expenses

For the six months ended June 30, 2025 and 2024, we incurred approximately $650,249 and $117,918, respectively, in operating expenses.

Other Income

For the six months ended June 30, 2025 and 2024, we incurred approximately $31,682 and $7,211, respectively, in other interest income from yield on deposits.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to acquire loans and other real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $32.05 million in our common shares pursuant to Regulation A.

As of June 30, 2025, we do not have any outstanding unsecured Company-level debt. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 20-50% of the greater of the cost (before deducting non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our investments, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 70% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2024. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Market Outlook — Real Estate Finance Markets

Our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive short-term residential real estate debt returns along with the security of borrower recourse and low loan to value ratios directly with experienced lenders and real estate companies, thereby taking advantage of current market conditions in order to seek the best risk-return dynamic for our common shareholders.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED DEBT FUND, LLC

FINANCIAL STATEMENTS

ARIVED DEBT FUND, LLC

BALANCE SHEETS

	As of June 30, 2025 (unaudited)	As of December 31, 2024*

ASSETS
Current assets:
Cash	$1,665,732	$5,161,617
Interest receivable - bank	1,971	12,360
Other receivable	627,596	-
Notes receivable - held to maturity, net	48,492,941	18,891,476
Interest receivable	496,485	371,021
Total current assets	$51,284,726	$24,436,474
Total assets	$51,284,726	$24,436,474

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$34,951	$80,662
Notes Payable	3,630,000	-
Due to servicers	128,080	856,079
Due to related party	96,682	-
Total liabilities	$3,889,713	$936,741

Members’ equity:
Members’ equity	45,707,389	23,062,521
Retained earnings	1,687,623	437,212
Total members’ equity	47,395,012	23,499,733
Total liabilities and members’ equity	$51,284,726	$24,436,474

*	Derived from audited financial statements

See the accompanying notes to these financial statements.

ARRIVED DEBT FUND, LLC

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
Interest revenue	$1,868,979	$33,404
Total revenue	1,868,979	33,404

Operating expenses
Offering related fees	1,500	-
Operating expenses	79	633
Interest expense	127,585	4,674
Asset management fee	222,745	5,452
Offering service fee	236,975	6,292
Credit loss expense	2,653	-
Professional fees	58,711	100,867
Total operating expenses	650,249	117,918

Other operating income (expenses)
Interest income -yield on deposits	31,682	7,211

Net income (loss)	$1,250,412	$(77,303)

See the accompanying notes to these financial statements.

ARRIVED DEBT FUND, LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

For the Six Months Ended June 30, 2025 (unaudited)
Balance as of January 1, 2025	$23,499,733
Issuance of common shares, net of offering costs	24,281,917
Redemptions of common shares	(366,320)
Deemed contribution from Manager	-
Distributions	(1,270,730)
Net income	1,250,412
Balance as of June 30, 2025	47,395,012

For the Six Months Ended June 30, 2024 (unaudited)
Balance as of January 1, 2024	$-
Issuance of common shares, net of offering costs	5,372,556
Deemed contribution from Manager	-
Distributions	(31,632)
Net loss	(77,303)
Balance as of June 30, 2024	5,263,621

See the accompanying notes to these financial statements.

ARRIVED DEBT FUND, LLC

STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
Cash flows from operating activities:
Net income (loss)	$1,250,412	$(77,303)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Increase) decrease of assets
Interest receivable - bank	10,389	-
Other receivable	(627,596)	(7,211)
Notes receivable - held to maturity	(29,601,465)	(5,341,849)
Interest receivable	(125,464)	(26,972)
Increase (decrease) of liabilities
Accrued expenses	(45,710)	69,013
Note payable	3,630,000	950,340
Due to servicers	128,080	-
Due to (from) from related party	285,603	80,297
Net cash used in operating activities	(25,095,752)	(4,353,687)

Cash flows from financing activities:
Repayment of note payable to related party	(1,045,000)	-
Distributions	(1,270,730)	(31,632)
Redemption of common shares	(366,320)	-
Net proceeds from the issuance of common shares	24,281,917	5,372,556
Net cash provided by financing activities	21,599,868	5,340,924

Net increase in cash	(3,495,885)	987,237

Cash at beginning of period	5,161,617	-
Cash at end of period	$1,665,732	$987,237

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$127,585	$-

See the accompanying notes to these financial statements.

ARRIVED DEBT FUND, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Debt Fund, LLC (the “Company”) is a Delaware limited liability company formed on December 21, 2023, under the laws of Delaware. Arrived Debt Fund, LLC was formed primarily to invest in and manage a diversified portfolio of debt investments secured by residential real estate investments.

The Company is externally managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the sponsor, Arrived Holdings, Inc. (the “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Company will pay the sponsor a monthly offering service fee of 0.10%, which is initially based on the net offering proceeds as of the end of each month, and after the initial period will be based on the Company’s net asset value (“NAV”) at the end of each prior quarterly period.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company’s cash, receivables, and accrued expenses approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its notes receivables approximate fair value based on rates and other terms currently available to the Company for similar instruments.

Notes Receivable – Held to Maturity

The Company classifies certain notes receivable as held to maturity when it has the positive intent and ability to hold the notes until their maturity date. Held-to-maturity notes receivable are recorded at amortized cost, which represents the original transaction amount adjusted for any amortization of premium or discount and net of any allowance for credit losses.

Interest income is recognized on these notes using the effective interest method over the life of the note. The effective interest rate method amortizes any premium or discount over the remaining term of the note and recognizes interest income accordingly.

The Company evaluates its held-to-maturity notes receivable for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance for credit losses is estimated under the Current Expected Credit Losses (“CECL”) model, which incorporates the historical performance of similar instruments, current economic conditions, and reasonable and supportable forecasts. The Company applies a loss-rate methodology that includes expected default frequencies and loss given default assumptions, adjusted for borrower-specific and macroeconomic risk factors. The allowance is reviewed regularly and adjusted as necessary based on updated information and risk assessments.

Because these notes are classified as held to maturity and carried at amortized cost, the Company does not report their fair value in the financial statements. However, fair value disclosures may be provided in the notes as required by ASC 820.

Impairment of Held-to-Maturity Notes

The Company evaluates its held-to-maturity notes receivable for impairment at each reporting date. If the Company determines that it is probable that it will not collect amounts due according to the contractual terms, an impairment loss is recorded.

Management Compensation

The Manager or the sponsor will also receive a monthly asset management fee of 0.10%, which is initially based on the net offering proceeds as of the end of each month, and after the initial period the offering service fee will be based on the NAV at the end of each prior quarterly period. The Company may reimburse the Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire the investment. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Interest and Origination Fees on Related Party Loans – Manager or its Affiliates

In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and the Company will pay interest at the current market rate. The Company may also pay a loan origination fee that will be charged at the current market rate.

Fees from Other Services – Affiliates of our Manager

The Company may retain certain Manager’s affiliates, from time to time, for services relating to the investments or operations of the Company, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

Redemption Fees – Manager

The Manager is entitled to receive a fixed redemption fee from investors for shares redeemed within six months to one year of the settlement date, ranging from 2.0% to 1.0% of the net asset value per share. Redemptions made within six months are subject to a 2.0% fee, while those made between six months and one year are subject to a reduced fee of 1.0%. No redemption fee is charged on shares held for more than one year. Redemption fees are retained by the Manager and are intended to offset administrative and liquidity-related costs associated with early redemptions.

Incentive Fees Payable by Originators – Sponsor or its Affiliates

The sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans the Company acquires from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Accrued Expenses

Accrued expenses include accrued professional fees, loan draws due to servicers, and other operating expenses.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the period ended June 30, 2025.

Operating Expenses

The Company is responsible for the costs and expenses attributable to its business. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from the Company and cannot be covered by any operating expense reserves on the balance sheet of the Company, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Company with a credit to contributed capital. (b) loan the amount of the operating expenses to the Company, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Company, and/or (c) cause additional interests to be issued in the Company in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes revenue on a monthly basis when earned. The Company will purchase loans with the proceeds raised and will earn interest on the underlying loans acquired.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company for legal purposes and has elected to be treated as a corporation for U.S. federal income tax purposes.

Effective for the taxable year ended December 31, 2024, the Company elected to be taxed as a real estate investment trust (“REIT”). So long as the Company qualifies and maintains its REIT status, it generally is not subject to U.S. federal corporate income tax on the portion of its REIT taxable income that it distributes to its members, provided it satisfies, among other requirements, the annual distribution requirement of at least 90% of its REIT taxable income. The Company may, however, be subject to certain federal taxes, including taxes on undistributed income, excise taxes on insufficient distributions, taxes on built-in gains and prohibited transactions, and taxes payable by any taxable REIT subsidiaries, if applicable.

REIT-level tax losses do not flow through to members. Under current U.S. federal tax law, net operating losses generated at the REIT level may be carried forward indefinitely and used to offset up to 80% of taxable income in future years.

Many states conform to the federal REIT rules and allow a dividends-paid deduction; in those jurisdictions, the Company generally does not expect material state corporate income taxes when distributions exceed taxable income. In states that do not conform, the Company may be subject to state income or franchise taxes based on applicable state law. Members are generally not subject to state income tax solely because the REIT owns property in a particular state; members may, however, be subject to taxes in their state of residence.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective December 21, 2023 (date of inception) and the adoption of the standard had no effect on the financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective December 21, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: NOTE RECEIVABLES – HELD TO MATURITY

The Company acquires loans related to real estate assets, including construction loans, purchase loans, and rehabilitate bridge loans from loan originators. The Company’s partnerships with loan originators (servicers) are established through a structured process that includes both inbound and outbound sourcing, with a focus on due diligence, credit risk, and financial transparency. Originators are evaluated based on their business model, lending specialization, geographic exposure, historical performance, underwriting practices, and financial stability. Once an originator is approved, individual loans are assessed using defined selection criteria, such as borrower experience, creditworthiness, collateral quality, and quantitative thresholds like loan to after repair value (LTARV) and loan to cost (LTC).

For certain individual servicers, the Company has executed a Master Purchase Agreement that includes a repurchase provision requiring the originator (Seller) to repurchase a loan if the borrower fails to remit the balloon payment within 30 business days of its maturity date. Upon written notice from the Company (Purchaser), the Seller is obligated to repurchase the loan at the agreed repurchase price within 30 business days of notification, unless the borrower satisfies the balloon payment prior to the repurchase being completed.

Certain loans within the Company’s portfolio generate interest payments on a monthly basis, while others accrue interest over the life of the loan, with both principal and interest paid in full upon maturity or repayment. Borrowers remit interest payments directly to the Servicer, who then transmits the net proceeds to the Company. Pursuant to the purchase agreements with each originator, some originators may retain a portion of interest —typically a spread ranging from .25% to 2.5% of the total interest charged to the borrower—with the Company receiving the remaining interest income.

Construction loans provide short-term financing to real estate developers and investors for the ground-up development or significant renovation of properties, typically disbursed in stages based on project milestones. These loans are generally repaid upon project completion through refinancing or property sales. Purchase and rehabilitate loans support real estate investors in acquiring and renovating properties, while bridge loans offer temporary financing during transitional periods, such as between property acquisition and securing long-term financing or asset sales.

The Company will fully fund any undrawn committed loan balances if the borrower exercises the option to draw 100% of the available loan. The timing and amount of future draws remain at the discretion of the borrower, subject to the terms of the loan agreement.

As of June 30, 2025 the Company held 60 notes receivable with an aggregate carrying amount of $48,492,941. These notes are classified as held to maturity, as the Company has both the intent and ability to hold the notes until their contractual maturity dates. The notes receivable carry interest rates ranging from 9.50% to 11.75%, with maturity dates ranging from January 2025 to December 2026. Repayment terms vary from month to month interest only, and lump sum at maturity. The notes are secured by the real estate assets associated with the loan.

Interest income for the periods ended June 30, 2025 and 2024 was $1,868,979 and $33,404, respectively. The Company has established an allowance for expected credit losses related to its held-to-maturity notes receivable, calculated using the CECL model. The Company recorded $2,653 and $0, respectively, allowance for credit losses as of June 30, 2025 and 2024.

As of June 30, 2025, the Company had estimated unfunded loan commitments of $19 million. The Company is contractually obligated to fund these draw amounts upon the borrowers draw request to the Servicers. These commitments are not recorded on the financial statements because the associated loan balances are contingent upon future borrower activity.

NOTE 4: UNDISBURSED LOAN COMMITMENTS

As of June 30, 2025, the Company had undisbursed loan commitments totaling $128,080. These amounts represent borrower draw requests that had been funded by the Servicer but for which the Company had not yet received a corresponding funding request from the Servicer as of the reporting date.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company’s Manager, Arrived Fund Manager, LLC, is a related company under common control.

Due from (to) Related Party

The Company engages in various transactions with the Manager and its affiliates in the ordinary course of its operating and financing activities. As of June 30, 2025, the Company had an outstanding payable balance of $96,682 due to related parties, primarily for unpaid monthly offering service and asset management fees. There were no outstanding balances as of December 31, 2024.

Notes Payable

For the six months ended June 30, 2025, the Company had $3,630,000 notes payable to Arrived Short Term Notes, LLC arising from financing arrangements used to acquire real estate debt. The notes are secured by the Company’s receivables, bear interest at a rate of 6.5%, generally mature within 18 months, and do not contain prepayment penalties.

Management Compensation

For the six months ended June 30, 2025 and 2024, total management compensation charged by the Manager, including direct issuance expense, monthly offering service fee, and monthly asset management fee:

●	Direct issuance expense: $432,504 and $95,694, respectively

●	Monthly offering service fee: $236,975 and $6,292, respectively

●	Monthly asset management fee: $222,745 and $5,452, respectively

NOTE 6: MEMBERS’ EQUITY

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Provided the Company has sufficient available cash flow, the Company expects the Manager to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. The Company has not established a minimum distribution level.

Common Shares

During the six months ended June 30, 2025 and 2024, the Company closed on its public offerings for net proceeds of $24,281,917 and $5,372,556, respectively.

In connection with the public offering, the Company incurred direct issuance expenses of 1.75% of gross proceeds, which is paid directly to the Manager as a deduction from gross proceeds, which amounted to the net cumulative amount of $432,504 and $95,694, respectively, during the six months ended June 30, 2025 and 2024.

Distributions

During the six months ended June 30, 2025 and 2024, Company made distributions to the investors totaling $1,270,730 and $31,632, respectively, which were recorded as a reduction to members’ capital.

Redemption

For the six months ended June 30, 2025 and 2024, the Company processed redemptions of $366,320 and $0. Of this amount $358,994 was distributed to investors, while $7,326 was retained by the Manager for redemption fee income in accordance with the Company’s redemption plan.

NOTE 7: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a real estate investment trust (“REIT”) under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ended December 31, 2025, the Company anticipates that it will qualify as a REIT. As a result, the Company does not expect to incur a current federal income tax liability for the year.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of December 31, 2024, no net deferred tax assets or liabilities were recorded, as the Company’s distributions exceeded its estimated taxable income, and there were no material temporary differences. Accordingly, no valuation allowance was required.

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2025, and 2024, state income and franchise tax obligations, if any, were not material to the financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025, and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2023 tax year remains open and subject to examination by the relevant taxing authorities.

NOTE 8: SUBSEQUENT EVENTS

During the period from July 1, 2025 through August 31, 2025, the Company collected repayments of $5,082,630 on existing loans.

During the period from July 1, 2025 through August 31, 2025, borrowers requested draws totaling $4,907,969 under existing loan commitments. The Company funded $4,720,194 of these requests, with the remaining loan draws $187,775 pending a request from the servicer for remittance.

During the period from July 1, 2025 through August 31, 2025, the Company funded a total of $19,061,405 in new real estate asset loans. These loans bear interest rates ranging from 9.5% to 11.75% and have contractual maturities between 4 and 24 months.

During the period from July 1, 2025 through August 31, 2025, the Company incurred additional secured notes payable to Arrived Short Term Notes, LLC totaling $2,875,000 under financing arrangements used to acquire real estate debt. During the same period, the Company repaid $3,090,000. These secured notes are collateralized by the Company’s receivables, bear interest at a rate of 6.5%, and generally mature within 18 months without prepayment penalties. As of August 31, 2025, approximately $3,845,000 of secured notes payable remained outstanding. In addition, during this period the Company obtained unsecured financing proceeds of $8,921,750 from Arrived Short Term Notes, LLC, which also bear interest at a rate of 6.5% and generally mature within 18 months without prepayment penalties.

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $671,260.

During the period from July 1, 2025 through August 31, 2025, the Company raised an additional $8,921,750 in capital and incurred $145,120 of direct issuance costs.

On August 6, 2025, the Company processed redemptions totaling $595,880. Of this amount, $585,729 was distributed to investors, while $10,150 was retained by the Manager for redemption fee income in accordance with the Company’s redemption plan.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed January 17, 2024)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed January 17, 2024)
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix B and incorporated herein by reference)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed January 17, 2024)
6.1*	Broker-Dealer Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed January 17, 2024)
6.2*	Form of Shared Services Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed January 17, 2024)
6.3*	Form of License Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed January 17, 2024)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 23, 2025.

Arrived Debt Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 23, 2025
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Chief Financial Officer of Arrived Holdings, Inc. (Acting Principal Financial Officer and	September 23, 2025
Sue Korn	Principal Accounting Officer)